UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                        Global Pharmaceutical Corporation
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    378922108
             ------------------------------------------------------
                                 (CUSIP Number)

                                December 29, 1998
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is being filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE>

CUSIP No. 378922108                   13G                    Page 2  of 8  Pages



--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

       Frederick R. Adler Intangible Asset Management Trust


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York


--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            578,436 shares - See Item 4(a)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             578,436 shares - See Item 4(a)
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       578,436 - See Item 4(a)

--------------------------------------------------------------------------------

CUSIP No. 378922108                   13G                    Page 3 of 8  Pages

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       12.2% - See Item 4(a)

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       OO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT



PAGE>

CUSIP No. 378922108                   13G                    Page 4  of 8  Pages



--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

       Susan R. Chapman


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            640,936 shares - See Item 4(a)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             640,936 shares - See Item 4(a)
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       640,936 - See Item 4(a)

--------------------------------------------------------------------------------

CUSIP No. 378922108                   13G                    Page 5 of 8  Pages

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       13.4% - See Item 4(a)

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 378922108                   13G                    Page 6 of 8  Pages

Item 1.     (a)   Name of Issuer:
            Global Pharmaceutical Corporation

            (b)   Address of Issuer's Principal Executive Offices:
            Castor and Kensington Avenues
            Philadelphia, Pennsylvania 19124

Item 2.     (a)   Name of Person Filing:
                  The Frederick R. Adler Intangible Asset Management Trust (the
                  "Trust") and Susan R. Chapman.

            (b)   Address of Principal Business Office:
            c/o Susan R. Chapman, Trustee
            175 East 64th Street
            New York, New York 10021

            (c)   Citizenship:
                  The Trust is governed by the laws of the State of Florida, even though Florida is not the situs of the Trust. Susan R. Chapman is a citizen of the United States.

            (d)   Title of Class of Securities:
            Common Stock, par value $.01

            (e)   CUSIP Number:
            378922108

Item 3.     Not Applicable

Item 4.     Ownership.

(a) Amount beneficially owned: The 578,436 shares of Common Stock beneficially owned by the Trust includes 250,000 shares of Common Stock which are issuable upon the conversion of 5,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred"). The Series A Preferred is convertible at any time at the election of the holder into such numbers of shares of Common Stock as is determined by dividing the liquidation preference (initially set at $100 per share of Series A Preferred) by the lower of (a) $2.75 per share (subject to adjustment pursuant to the terms of the stock purchase agreement under which the shares were purchased) or
     (b) the average closing price of the Common Stock for the five trading days immediately preceding the day on which the holder elects to convert the shares of Series A Preferred, subject in all cases to adjustment for stock dividends, stock splits and other similar recapitalization events; but in no event less than $2.00 per

CUSIP No. 378922108                   13G                    Page 7 of 8  Pages

     share. For purposes of this filing, a conversion price of $2.00 per share was used, reflecting an average closing price of below $2.00 for the Common Stock for the five trading days prior to December 29, 1998.

     The 640,936 shares of Common Stock beneficially owned by Ms. Chapman includes
     the 578,436 shares owned by the Trust, of which Ms. Chapman serves as Trustee.
     The additional 62,500 shares beneficially owned by Ms. Chapman includes 50,000 shares of Common Stock held by Longview Partners, L.P., of which Ms. Chapman is the General Partner, and 12,500 shares of Common Stock which are issuable upon the conversion of 250 shares of Series B Convertible Preferred Stock (the "Series
    B Preferred"), owned of record by Philip R. Chapman, spouse of Ms. Chapman. The method and conversion price of the Series B Preferred is identical to the method and conversion price applicable to the Series A Preferred as described above.

    Ms Chapman disclaims beneficial ownership of the 640,936 shares for purposes of
    Section 16 or for any other purpose.

(b) Percent of class: See Item 11 of the cover page attached hereto and Item 4(a) above.

(c)   Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote:
                       See Item 5 of the cover page attached hereto and Item 4(a) above.

                (ii)   Shared power to vote or to direct the vote:
                       See Item 6 of the cover page attached hereto.

               (iii)   Sole power to dispose or to direct the disposition of:
                       See Item 7 of the cover page attached hereto and Item 4(a) above.

                (iv)   Shared power to dispose or to direct the disposition of:
                       See Item 8 of the cover page attached hereto.

Item 5.     Ownership of Five Percent or Less of a Class.
            Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
            Not Applicable

Item 8.     Identification and Classification of Members of the Group.
            Not Applicable

Item 9.     Notice of Dissolution of Group.
            Not Applicable

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  Frederick R. Adler Intangible
Date:    January   8, 1999                        Asset Management Trust

                                                By: /s/ Susan R. Chapman
                                              -------------------------------
                                                 Susan R. Chapman, on behalf of
                                                 Trust and as Trustee


                                               By: /s/ Susan R. Chapman
                                              -------------------------------
                                                 Susan R. Chapman